UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number: 0-19065

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sandy Spring Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sandy Spring Bancorp, Inc.

17801 Georgia Avenue

Olney, Maryland 20832

Sandy Spring Bank 401(k) Plan

Report of Independent Registered Public Accounting Firm – Schneider Downs & Co., Inc.	1-2

Report of Independent Registered Public Accounting Firm – FORVIS, LLP (Successor to Dixon Hughes Goodman, LLP)	3

Supplementary Schedule

Schedule of Assets (Held at End of Year)	14

Signatures	15

Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm-Schneider Downs & Co., Inc.	16
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm-FORVIS, LLP (Successor to Dixon Hughes Goodman, LLP)	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Sandy Spring Bank 401(k) Plan

Sandy Spring Bancorp, Inc.

Olney, Maryland

Opinion on the 2021 Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the 2021 Financial Statements

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the 2021 financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2021 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2021 financial statements. We believe that our audit provides a reasonable basis for our opinion.

2021 Supplemental Information

The accompanying schedules of Assets (Held at End of Year) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2021 financial statements. The 2021 supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the 2021 financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the 2021 financial statements as a whole.

Other Matter - Auditor’s report on the 2020 Financial Statements

The statement of net assets available for benefits of the Plan as of December 31, 2020 was audited by other auditors whose report dated June 29, 2021, expressed an unmodified opinion on the statements.

We have served as the Plan’s auditor since 2022.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

June 29, 2022

Trustees and Participants

Sandy Spring Bank 401(k) Plan

Olney, Maryland

Opinion on the 2020 Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sandy Spring Bank 401(k) Plan (the “Plan”) as of December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the 2020 Financial Statements

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

We served as the Plan’s auditor from 2016—2021.

/s/ FORVIS, LLP

(Successor to Dixon Hughes Goodman LLP)

Tysons, VA

June 29, 2021

Sandy Spring Bank 401(k) Plan

Statements of Net Assets Available For Benefits

December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$198,349,789	$159,982,779
Fully benefit-responsive investment contracts at contract value	8,401,144	8,689,517

Total Investments	206,750,933	168,672,296

Receivables:
Employer contributions	344,278	291,573
Notes and accrued interest receivable from participants	2,007,627	2,116,364

Total Receivables	2,351,905	2,407,937

Net Assets Available for Benefits	$209,102,838	$171,080,233

See notes to Financial Statements.

Sandy Spring Bank 401(k) Plan

Statement of Changes In Net Assets Available For Benefits

Year Ended December 31, 2021

Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$27,754,553
Interest and dividends	912,455

Total Investment Gain	28,667,008

Interest income on notes receivable from participants	83,940

Contributions:
Participant	11,153,954
Employer	5,932,405
Rollover	2,447,089

Total Contributions	19,533,448

Total Additions	48,284,396

Deductions from net assets attributed to:
Benefits paid to participants	10,096,904
Administrative expenses	164,887

Total Deductions	10,261,791

Net Increase in Net Assets Available for Benefits	38,022,605

Net Assets Available for Benefits:
Beginning balance	171,080,233

Ending balance	$209,102,838

See notes to Financial Statements.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies

The following description of the Sandy Spring Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Sandy Spring Bancorp, Inc. and its related companies (the “Company”) who are eighteen or older, and are credited with one month of eligible service, as defined. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During March 2020, the Coronavirus Aid Relief and Economic Security Act (“CARES Act”) was signed into law. Under the CARES Act, certain qualified participants impacted by COVID-19 were able to take penalty-free distributions, not to exceed $100,000 during the taxable year between January 1, 2020 and December 31, 2020. Additionally, COVID-19 related distributions were not subject to the 20% federal tax withholding, but were subject to a 10% federal tax withholding requirement with the option to spread the applicable income tax resulting from the COVID-19 distribution over a 3 year period. Finally, the CARES Act allowed participants who obtained a distribution to repay the distribution to an eligible retirement plan within the three-year period following the distribution to defer taxation.

The CARES Act also temporarily increased the maximum thresholds for retirement plan loans under Internal Revenue Code (“IRC”) Section 72(p) to the lesser of: (1) $100,000 (increased from $50,000), or (2) 100% (increased from 50%) of the present value of the participant’s vested account balance. This was only available for plan loans made during the period from March 27, 2020 to September 22, 2020. The CARES Act also provided relief to qualified participants with outstanding plan loans (on or after March 27, 2020) by allowing for a suspension of the loan payments (due from March 27, 2020 through December 31, 2020). During the suspension period, interest continued to accrue. The term of the loan could have been extended for a period of up to one year without violating the original term period.

Participant contributions: Each year, participants may authorize their employer to defer up to 100% of their annual compensation for contribution to the Plan in accordance with procedures established by the plan administrator, up to allowable IRS limitations. Participants are allowed to designate contributions as traditional (pre-tax) or Roth (after tax) contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, up to the allowable IRS limitations. Pre-tax deferrals will not be subject to federal or state income taxation until withdrawn from the Plan upon retirement, death or disability or separation from service. Earnings on traditional contributions will accumulate income tax deferred until the account is distributed; Roth earnings are tax-exempt. Participants may also contribute amounts representing qualified rollover distributions from other qualified defined benefit or defined contribution plans.

Participants are automatically enrolled to defer 6% of their pay as of the date they become a participant in the plan, unless they choose a different percentage or choose not to defer. If they do not choose a different percentage (including zero), the percentage will be automatically increased each May 1 by 1% up to a maximum percentage of 10%.

If participants have not provided complete, up-to-date direction as to how the account is to be invested, the account will be invested under automatic rules. These rules state that, if there are no complete investment directions from the participant, the retirement funds in the account and new contributions for

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Participant contributions (continued): which there are no directions will be directed to the applicable Principal LifeTime Hybrid Collective Investment Fund based on the definition of normal retirement date under the plan.

Employer contributions: The Company contributes a percentage of base compensation, as defined by the Plan. For the 2021 plan year, the employer match was made in accordance with the following Safe Harbor formula: 100% of the first 4% of base compensation that is deferred and 50% of the next 2% of base compensation that is deferred. Each year, the Company, at its discretion, may elect to pay a profit sharing bonus. In 2021 there was no profit sharing bonus granted.

Investment Options: Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers mutual funds, Sandy Spring Bancorp common stock, common collective trust funds, pooled separate accounts and a fully benefit-responsive investment contract. Participants can change the direction of their investments at any time.

Notes receivable from participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear an interest rate reasonable at the time the loan is made. Interest rates are based on the prime rate at the time of the loan’s inception. At December 31, 2021 and 2020 outstanding loans bore interest rate ranges from 3.25% to 6.50%. Applicable loan fees are taken from the participant’s account. Principal and interest is paid ratably through payroll deductions.

Participant accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) its employer’s contribution and (b) Plan earnings/losses. Allocations are based on participant’s earnings or account balances, as defined. Notes receivable are charged to the respective participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions and any profit sharing bonus contributions plus actual earnings thereon. Vesting is also immediate in any Safe Harbor employer matching contributions made after January 1, 2006.

Payment of benefits: Upon termination of service due to retirement, total and permanent disability before retirement, or termination of employment, participants are entitled to receive the full vested value of their accounts. Upon the participant’s death, the value of a participant’s account is paid to the participant’s beneficiary. Participant account balances may be paid as a lump sum distribution. If the total value of the participant’s vested account balance is $1,000 or less, the plan administrator may require a distribution of the entire account balance in a lump sum. A participant may elect a hardship distribution prior to separation of service provided the participant meets the hardship distribution requirements of the Plan.

Expenses of the Plan: The Plan’s administrative expenses are paid by either the Plan, or the Company. The asset-based fees are deducted from participant accounts on a monthly basis based on the balance on each monthly date. Any revenue sharing generated by plan investments is also credited back to participant accounts on a monthly basis. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 1. Plan Description And Summary of Significant Accounting Policies (continued)

Expenses of the Plan (continued): participant transactions (notes receivable and benefits paid) are charged directly to the participant’s account.

A summary of the Plan’s significant accounting policies follows:

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the trustee. See Note 2 for discussion of fair value measurements.

Investments in fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated on the payable date to shareholders as of record date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes from participants are reclassified as distributions based upon the terms of the plan document.

Risks and uncertainties: The Plan invests in marketable equity securities (common stocks), guaranteed investment contracts, collective investment trusts, pooled separate accounts and mutual funds. Such investments are exposed to various risks such as market risk and credit risk. Due to the level of risk associated with such investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances and the amounts reported in the financial statements.

Payment of benefits: Benefits are recorded when paid.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements

The Plan measures, on a recurring basis, its investments at fair value in accordance with FASB codification “Fair Value Measurements and Disclosures,” which provides the framework for measuring fair value. The standard for fair value measurement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgement, and may affect the fair value of assets and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Pooled Separate Accounts: Valued at net asset value (“NAV”) per unit of participation held by the Plan at year-end as quoted by the funds. The net asset value of a separate account represents the market value of the underlying funds and securities of the separate account plus income accrued but not yet received less operating expenses accrued but not deducted.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end based on the closing price reported on the active market on which the funds are traded.

Collective Investment Trusts: Valued at net asset value (“NAV”) per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. Participant transactions may occur daily.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement:

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$11,636,774	$—	$—	$11,636,774
Mutual funds	35,835,546	—	—	35,835,546

Total Assets in the fair value hierarchy	$47,472,320	$—	$—	47,472,320

Investments measured at net asset value (a)				150,877,469

Investments at fair value				$198,349,789

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Sandy Spring Bancorp, Inc. common stock	$8,407,129	$—	$—	$8,407,129
Mutual funds	17,967,696	—	—	17,967,696

Total Assets in the fair value hierarchy	$26,374,825	$—	$—	26,374,825

Investments measured at net asset value (a)				133,607,954

Investments at fair value				$159,982,779

(a)

In accordance with U.S. GAAP certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierachy to the line items presented in the statement of net assets available for benefits.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 2. Fair Value Measurements (continued)

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2021 and 2020.

December 31, 2021	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Prin Trust (SM) Income Fund	$556,791	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,338,696	N/A	Daily	N/A
Prin Trust (SM) Target 2015	3,448,435	N/A	Daily	N/A
Prin Trust (SM) Target 2020	16,095,156	N/A	Daily	N/A
Prin Trust (SM) Target 2025	30,218,008	N/A	Daily	N/A
Prin Trust (SM) Target 2030	22,169,332	N/A	Daily	N/A
Prin Trust (SM) Target 2035	20,935,726	N/A	Daily	N/A
Prin Trust (SM) Target 2040	9,357,172	N/A	Daily	N/A
Prin Trust (SM) Target 2045	8,715,611	N/A	Daily	N/A
Prin Trust (SM) Target 2050	4,834,866	N/A	Daily	N/A
Prin Trust (SM) Target 2055	4,360,736	N/A	Daily	N/A
Prin Trust (SM) Target 2060	1,621,208	N/A	Daily	N/A
Prin Trust (SM) Target 2065	718,690	N/A	Daily	N/A
Prin Pooled Separate Accounts	26,507,042	N/A	Daily	N/A

	150,877,469

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Prin Trust (SM) Income Fund	473,665	N/A	Daily	N/A
Prin Trust (SM) Target 2010	1,514,616	N/A	Daily	N/A
Prin Trust (SM) Target 2015	3,119,273	N/A	Daily	N/A
Prin Trust (SM) Target 2020	14,943,243	N/A	Daily	N/A
Prin Trust (SM) Target 2025	25,031,609	N/A	Daily	N/A
Prin Trust (SM) Target 2030	18,934,110	N/A	Daily	N/A
Prin Trust (SM) Target 2035	17,390,199	N/A	Daily	N/A
Prin Trust (SM) Target 2040	7,210,772	N/A	Daily	N/A
Prin Trust (SM) Target 2045	6,396,446	N/A	Daily	N/A
Prin Trust (SM) Target 2050	3,426,528	N/A	Daily	N/A
Prin Trust (SM) Target 2055	3,208,669	N/A	Daily	N/A
Prin Trust (SM) Target 2060	1,017,088	N/A	Daily	N/A
Prin Trust (SM) Target 2065	577,583	N/A	Daily	N/A
Prin Pooled Separate Accounts	30,364,153	N/A	Daily	N/A

	133,607,954

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 3. Fixed Income Guaranteed Option

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned, thus is considered a traditional investment contract. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value which approximates fair value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

The Fixed Income Guaranteed Option is a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. As of December 31, 2021, the yield earned and net crediting interest rate was 1.55% after deduction of plan administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the GIC at December 31, 2021 and 2020 was $8,401,144 and $8,689,517, respectively. Under the terms of the existing contract, the crediting interest rate is based on a formula agreed upon with the Issuer. The crediting rate is currently reset on a semiannual basis and will not be less than the guaranteed minimum interest rate. In no case will the guaranteed minimum interest rate be less than 1% or greater than 3%.

Certain events limit the ability of the Plan to transact at contract value with Principal Life Insurance Company. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC does not permit Principal Life Insurance Company to terminate the agreement prior to the scheduled maturity dates without additional termination charges.

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, active participants will become 100% vested in their accounts.

Sandy Spring Bank 401(k) Plan

Notes to Financial Statements

Note 5. Tax Status

By letter dated August 8, 2014, the Internal Revenue Service has determined that the Plan is qualified and the trust established under the Plan is tax-exempt in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter and now uses a Principal Volume Submitter Document. The plan administrator and Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has evaluated the tax positions taken by the Plan and has determined that no uncertain tax positions have been taken or are expected to be taken that would require recognition or disclosure in the financial statements as of December 31, 2021. The Plan may be subject to routine tax audits; however no audits are currently in progress.

Note 6. Exempt Party-In-Interest Transactions

The Plan allows participants to have salary deferral contributions as well as any employer contributions made during the year invested in the common stock of Sandy Spring Bancorp, Inc. Sandy Spring Bancorp, Inc. is the plan sponsor and therefore, these transactions qualify as party-in-interest. For 2021, total purchases at market value related to the stock were $1,672,911 and total sales at market value related to the stock were $2,559,743. Participants are not required to make investments in employer securities.    At December 31, 2021 and 2020, the Plan held 242,029 and 261,172 shares, respectively, of the Company’s common stock, with a cost basis of $7,337,652 and $7,322,767, respectively. During the year ended December 31, 2021 the Plan recorded dividend income related to the stock of $321,967.

In addition, the Plan has notes receivable from participants, which are secured by the vested balances in the participants’ accounts. Notes receivable held balances of $2,007,627 and $2,116,364 respectively for December 31, 2021 and 2020.

Certain Plan investments are managed by Principal Financial Group (“PFG”). PFG is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid to the trustee by the Plan for administrative services were $164,887 for the year ended December 31, 2021.

Note 7. Trustee and Plan Administrator

Trustee: Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company is the trustee of the Plan’s funds.

Plan Administration: The Company is the plan administrator.

Sandy Spring Bank 401(k) Plan

Schedule Of Assets (Held At End Of Year)

Form 5500, Schedule H, Item 4i

December 31, 2021

Employer Identification Number – 52-1532952

Plan Number - 002

(a)	(b)	(c)	(d)	(e)
	Identity of issuer	Description of Investment	Cost	Current value
*	Princ Fixed Income Guaranteed Option	Guaranteed Investment Contract	**	$8,401,144
*	Prin LifeTime Hybrid Income	Collective Investment Trust	**	556,791
*	Prin LifeTime Hybrid 2010	Collective Investment Trust	**	1,338,696
*	Prin LifeTime Hybrid 2015	Collective Investment Trust	**	3,448,435
*	Prin LifeTime Hybrid 2020	Collective Investment Trust	**	16,095,156
*	Prin LifeTime Hybrid 2025	Collective Investment Trust	**	30,218,008
*	Prin LifeTime Hybrid 2030	Collective Investment Trust	**	22,169,332
*	Prin LifeTime Hybrid 2035	Collective Investment Trust	**	20,935,726
*	Prin LifeTime Hybrid 2040	Collective Investment Trust	**	9,357,172
*	Prin LifeTime Hybrid 2045	Collective Investment Trust	**	8,715,611
*	Prin LifeTime Hybrid 2050	Collective Investment Trust	**	4,834,866
*	Prin LifeTime Hybrid 2055	Collective Investment Trust	**	4,360,736
*	Prin LifeTime Hybrid 2060	Collective Investment Trust	**	1,621,208
*	Prin LifeTime Hybrid 2065	Collective Investment Trust	**	718,690
*	Prin Core Fixed Income +	Pooled Separate Account	**	2,305,870
*	Prin LargeCap Growth I +	Pooled Separate Account	**	13,727,479
*	Prin MidCap S&P 400 Index +	Pooled Separate Account	**	4,902,645
*	Prin Real Estate Secs +	Pooled Separate Account	**	2,188,095
*	Prin SmallCap S&P 600 Index +	Pooled Separate Account	**	3,382,953
	Allspring SP MC Val 1 Fund	Mutual Fund	**	1,715,875
	Allspring Adv Em Mkt Eqty I	Mutual Fund	**	1,199,208
	American Funds Inc	Mutual Fund	**	2,511,186
	BlackRock HY Bond Inst Fund	Mutual Fund	**	2,074,869
	Delaware SmCap Value I	Mutual Fund	**	1,406,387
	Fidelity 400 Index Fund	Mutual Fund	**	11,703,446
	Fidelity International Indx Fund	Mutual Fund	**	1,539,495
	Hartford Midcap Y Fund	Mutual Fund	**	1,973,959
	Invesco Oppenheim Intl Growth Y	Mutual Fund	**	2,816,446
	Legg Mason Brandywine GLBL Opps Bd	Mutual Fund	**	1,071,568
	MFS Intl New Discovery R4	Mutual Fund	**	1,490,108
	MFS Value R4 Fund	Mutual Fund	**	5,047,638
	T.Rowe Price QM US SC GR Eq	Mutual Fund	**	1,285,361
*	Sandy Spring Bancorp, Inc.	Common Stock	**	11,636,774
*	Participant Loans	Loans, ranging from 3.25%-6.50%, maturities through June 2031	$—	2,007,627

Total Investments				$208,758,560

*	Represents a party-in-interest to the Plan.
**	Cost is not required for participant-directed plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sandy Spring Bank 401(k) Plan

(Name of Plan)

By:	Sandy Spring Bancorp, Inc.
Plan Sponsor and Administrator

/s/ Daniel J. Schrider
Daniel J. Schrider, Chief Executive Officer
Sandy Spring Bancorp, Inc.

Date: June 29, 2022